Exhibit 99.1

                                                                  NEWS RELEASE

           Date:   Feb. 24, 1999


        Contact:   Katherine Taylor
                   Investor Relations Manager
                   815-961-7164


                   AMCORE FINANCIAL ANNOUNCES LETTER OF INTENT
                        TO ACQUIRE WELLMARK CAPITAL VALUE

    ROCKFORD -- In a strategic move to build its defined contribution and 401
(k) business, AMCORE Investment Group, N.A., a $4.2 billion trust and asset management company, executed a nonbinding letter of intent to acquire Wellmark Capital Value, Inc., Des Moines, Iowa. AMCORE Investment Group (AIG) is a wholly-owned subsidiary of AMCORE Financial, Inc., a $4.1 billion regional financial services company.

    Wellmark Capital Value is a subsidiary of Wellmark, Inc., and provides complete recordkeeping and other administrative services to 401 (k) and other tax-qualified retirement plans.

    "The fastest growing market for mutual funds is 401 (k) plans, which are expected to grow at a 15 percent rate over the next five years," said Robert J. Meuleman, president and chief executive officer of AMCORE Financial. "This is a good business move for AMCORE as we seek to broaden and strengthen our position in providing high quality investment services to our clients."

    Alan W. Kennebeck, president and chief executive officer of AIG, said that the participant recordkeeper will increasingly play the central and pivotal role with plan sponsors going forward. "Accuracy, timeliness and responsiveness are key advantages in serving the retirement plan market," he said. "The successful competitors in the 401 (k) arena will be those that can deliver excellent administration."

    The acquisition of Wellmark Capital Value will enable AMCORE to bring plan administrative services in-house where it can enhance its record keeping ability. AMCORE is familiar with the quality of services Wellmark Capital Value provides through their work with Investors Management Group (IMG), AMCORE's investment advisory firm.

    "Wellmark Capital Value's quality standards are impeccable," said David W. Miles, senior managing director of IMG. "Pension professionals familiar with the company regard them as among the finest recordkeepers in the business."

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    Wellmark Capital Value provides recordkeeping and other administrative services to retirement plans that currently have assets, in the aggregate, in excess of $150 million. The company will remain located in Des Moines. Wellmark Capital Value has customers in Iowa, South Dakota and Illinois. "AMCORE is a great fit to assume Wellmark Capital Value's business because of the high-quality services they can provide our customers and for the strong interest they indicated in our personnel," said Gerry Lentz, vice president of Wellmark, Inc.

    Through AIG, AMCORE has $4.2 billion in assets under management and has provided trust and investment services for over 100 years. AIG's institutional asset management department provides comprehensive plan services including acting as a trustee, investment management, plan design consultation, paying agent, plan provision and investment option educator.

    AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of $4.1 billion and 9 banks operating in 66 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.

    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.